Mail Stop 3010

November 2, 2009

Mr. Richard S. Lindahl
Chief Financial Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209

> **Re:** **The Corporate Executive Board Company**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 000-24799**

Dear Mr. Lindahl:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.   Refer to the third paragraph. We note as a result from a change in the accounting treatment the company restated its financial statements to reflect an adjustment to rent expense. Specifically, management re-evaluated the lease terms and concluded that rent increases should have been accounted for as fixed increases as oppose to contingent increases. Based upon this description, it appears that the restatement occurred as result from an error as defined in paragraph 2(h) of SFAS 154. If true, please revise your disclosure in future filings to correctly describe the restatement.

Results of Operations, page 19

Contract Value, page 20

2.   We note that based on the definition of Contract Value, as defined on page 17, it appears that this may be a non-GAAP measure. Clarify how you met the disclosure requirements of Item 10(e) of Regulation S-K.

Financial Statements and Notes

Note 2 – Restatement and Summary of Significant Accounting Policies, page 34

Revenue Recognition, page 38

3.   We note that your members may request a refund of their membership fees during the membership term. As it is disclosed in the first paragraph on page 10, we note that you maintain allowances for estimated losses resulting from members' refund requests. Please tell us the amounts that were refunded to customers and reserved for estimated losses resulting from members' refund for the year ended December 31, 2008, and for quarter ended June 30, 2009. To the extent that these amounts are deemed material, please tell us how both refund costs incurred and the allowance for estimated losses resulting from members' refund requests are presented in your financial statements as well as how it impacts deferred revenue.

4.   In addition, tell us and disclose in future filings the factors used to arrive at your allowance for estimated losses resulting from members' refund requests. Also clarify why this allowance is not listed within your Schedule II-Valuation and Qualifying Accounts on page 60.

Allowance for Uncollectible Revenue, page 37

5.   We note your disclosure states that the allowance for uncollectible revenue is being shown as a reduction in revenue. However, it appears that the allowance is being shown as a reduction in accounts receivable.   Please advise. To the extent it is being shown as a reduction in revenue, explain to us your basis in GAAP to support your accounting treatment. Refer to Rule 5-03 of Regulation S-X.

Note 17- Segments and geographic areas, page 52

6.   We note that you did not separately disclose the operating results for your subsidiary, Toolbox.com, as it did not meet quantitative thresholds. We also note that you deemed goodwill to be impaired as it relates to this subsidiary. Given that this impairment charge represented approximately 60% of net income for the year ended December 31, 2008, please explain to us how you determined that this segment should not be reported separately.

Form 10-Q for the quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 17

Toolbox.com, pages 18-19

7.   We note that you identified an indicator of possible impairment of the remaining goodwill related to Toolbox.com. However, you determined that it was not impaired. Please tell us and disclose in future filings the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions and provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant